JAKE'S TRUCKING INTERNATIONAL INC.

308 - 1917 West 4th Avenue
Vancouver, British Columbia  V6J 1M7

January 30, 2007

VIA: EDGAR

Mr. Thomas Jones
Senior Attorney
United States
Securities and Exchange Commission
Washington, DC  20549

Dear Mr. Jones:

Re:       Jake's Trucking International, Inc.
            Amendment No 7 to Registration Statement on Form SB-2
            Filed October 19, 2006
            File No. 333-135483

We resubmit our amended SB-2 on EDGAR.

Related Party Transactions

1.          We have added a promissory note as an Exhibit in the amount of $96,894.

             With regard to your comment on our Note 5 in our financial statements we do discuss the related party loans to the company from the president therefore have made no amendment to Note 5.  The following is from the SB-2 body as well as Note 5 in the financial statements.

“* “net $50,000” means $50,000 has been subtracted from the amount of $269,306 loaned to the Company by the President. The $50,000 was owed by the President for Shares he purchased in the Company. The balance owed to the President at September 30, 2006 was $219,306.”

             We have changed the order of the paragraphs in the Related Party Transactions section of our SB-2/A in an effort to be more clear.

If you have any questions, please contact me at 604-790-1641.

Thank you.

Yours truly,

Jake's Trucking International, Inc.

/s/ Michael Quesnel

Michael Quesnel
President, CEO, CFO and CAO

Telephone: 604-790-1641 Fax: 604-585-8839	Page 1 of 1